SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2022

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 EXPLANATORY NOTE

On January 25, 2022, Trinity Biotech plc (the “Company”) held an extraordinary general meeting of shareholders to approve a refinancing transaction with respect to substantially all of the outstanding $99.9 million of exchangeable senior notes issued by its subsidiary, Trinity Biotech Investment Limited, and guaranteed by the Company.  At the extraordinary general meeting, the Company’s shareholders approved the refinancing transaction and three related resolutions, with each resolution being approved by at least 97% of votes cast.

A copy of the press release announcing the results of the extraordinary general meeting is attached hereto as Exhibit 99.1 and incorporated herein by reference

EXHIBIT INDEX

Exhibit	Description

99.1	Press release announcing results of extraordinary general meeting of shareholders on January 25, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ John Gillard
John Gillard
Chief Financial Officer

Date:  25 January 2022